Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

October 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Conlon Danberg

Re:	Renalytix plc
Registration Statement on Form S-3
Filed September 28, 2023
File No. 333-274733

Post-Effective Amendment No. 1 to Form F-3 on Form S-3
Filed September 28, 2023
File No. 333-271579 and

Post-Effective Amendment No. 2 to Form F-3 on Form S-3
Filed September 28, 2023
File No. 333-265280

Acceleration Request
	Requested Date:	October 6, 2023
	Requested Time:	5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-274733) (the “Registration Statement”) to become effective at 5:00 p.m. Eastern Time on October 6, 2023, or as soon thereafter as is practicable.

The undersigned registrant also requests that the two post-effective amendments referenced above be declared effective at the same time as the Registration Statement.

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043.

[Signature page follows]

Very truly yours,

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

cc:	O. James Sterling, Renalytix plc

Marc Recht, Cooley LLP

Madison Jones, Cooley LLP

Katie Kazem, Cooley LLP